UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

On March 22, 2023, and in connection with the payment of a dividend previously announced by the Company, that is expected to be distributed on April 3, 2023, to the Company’s shareholders of record on March 24, 2023, (the “Dividend”), the Company has issued a press release announcing that certain shareholders of the Company may be eligible to a reduced Israeli withholding tax with respect to their share of the Dividend, in accordance with a previously obtained tax ruling as extended until September 30, 2023 (the “Ruling”) from the Israeli Tax Authority (“ITA”). A copy of this press release is attached herewith as Exhibit 99.1.

In addition, and in accordance with the Ruling and the Company’s press release, A copy of the following forms: (i) “Declaration of Status For Israeli Income Tax Purposes”; (ii) “Beneficiary’s Details”; and (iii) “Additional Beneficiary’s Details – Controlling Person” in connection with the distribution of the Dividend are attached herewith as Exhibits 99.2, 99.3 and 99.4, respectively.

The information in this Form 6-K (including Exhibits 99.1, 99.2, 99.3 and 99.4) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: March 22, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release dated March 22, 2023
99.2	Form of Declaration of Status For Israeli Income Tax Purposes
99.3	Form of Beneficiary’s Details
99.4	Additional Beneficiary’s Details – Controlling Person